Via Facsimile and U.S. Mail
Mail Stop 6010

November 20, 2007

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
Aegonplein 50
PO Box 85
2501 CB The Hague
The Netherlands

**Re: AEGON N.V.
Form 20-F for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 001-10882**

Dear Mr. Streppel:

We have reviewed your October 12, 2007 response to our August 29, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 20-F – December 31, 2006

Item 5. Operating and Financial Review, page 54

5.2 Application of Critical Accounting Policies, page 54

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired, page 57

1.   Refer to your response to our comment 1. Please confirm that you will provide the disclosure provided in your response in future filings.

18.2.2 Changes in accounting and presentation policies, page 191

2.   Refer to your response to our comment 2 and your current disclosure. With regards to the change in presentation of cash flows from "purchases and sales of financial assets (excluding derivatives and financial assets at fair value through profit and loss)" refer to paragraphs 16 (c) and (d) of IAS 7 and for investments in real estate, refer to paragraphs 16 (a) and (b) of IAS 7. These transactions, although for the benefit of meeting your contractual obligations to policyholders and contract holders, do not appear to be those held for dealing or trading purposes to meet the criteria to be classified as an operating activity. In addition, paragraph 14 of IAS 7 states that "Some transactions, such as the sale of an item of plant, may give rise to a gain or loss which is included in the determination of profit or loss. However, the cash flows relating to such transactions are cash flows from investing activities."

With regards to your change in presentation of cash flows for "Real estate held for own use," it is unclear how real estate held for own use is a principal revenue producing activity that is related to transactions with policyholders and contract holders. In addition, based on the definition provided in paragraph 5 of IAS 40, real estate held for own use appears to meet the definition of investment property and therefore should be presented in the statement of cash flows as such. Unless real estate held for own use represents property for sale in the ordinary course of business, the cash flow from these transactions as operating cash flows do not appear appropriate nor does the classification of these assets.

Based on the discussion above, it remains unclear to us how your current presentation complies with IAS 7. Please clarify for us how your presentation complies with IAS 7.

****
        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or James Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant